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                                                                     EXHIBIT 3.3


                            AMENDMENT TO SECTION 2.9
                               OF THE BY-LAWS OF
                               WALBRO CORPORATION

Section 2.9 of the By-laws of Walbro Corporation is amended to read in its entirety as follows:

         "Section 2.9 Vote Required. In all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Directors shall be elected by plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."